Exhibit(a)(9)
STANDARD MANAGEMENT CORPORATION
Supplement No. 1
to
Offer To Exchange
Dated May 5, 2006
Offer to Exchange Common Shares
for Any and All
of the Outstanding 10.25% Trust Preferred Securities Issued by
SMAN Capital Trust I (Liquidation Amount of $10 per Trust Security)
and Guaranteed by Standard Management Corporation
(CUSIP No. 83168N 20 2)

       The Offer to Exchange dated May 5, 2006 (the “Offer to Exchange”), and this Supplement No. 1 (this “Supplement”) relate to the offer by Standard Management Corporation (“we” or the “company”) to exchange (the “Exchange Offer”) shares of its common stock, no par value per share, for any and all of the outstanding 10.25% Trust Preferred Securities issued by SMAN Capital Trust I, or the “Trust,” (Liquidation Amount of $10 per Trust Security), or “Trust Securities.” The purpose of this Supplement is to provide additional information useful to holders of Trust Securities in considering their participation in the Exchange Offer. To the extent that the information contained in this Supplement is inconsistent with the Offer to Exchange, this Supplement shall supersede and replace the Offer to Exchange.

      Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Offer to Exchange or this Supplement. Any representation to the contrary is a criminal offense.

      We are making the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 3(a)(9) thereof. Therefore, we will not pay any commission or other remuneration to any broker, dealer, salesperson, or other person for soliciting tenders of the Trust Securities. However, our regular employees may solicit tenders and will answer inquiries concerning the Exchange Offer. These employees will not receive additional compensation for these services.
      Based on interpretations by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, which we refer to as the SEC, we believe that the shares issued in the Exchange Offer, like the Trust Securities, may be offered for resale, resold and otherwise transferred by any holder thereof who is not an affiliate of ours without compliance with the registration requirements of the Securities Act of 1933.

The date of this Supplement No. 1 is May 22, 2006

UPDATES TO EXCHANGE OFFER
Recent Developments
      As discussed in the Offer to Exchange under the heading “Risk Factors — We cannot guarantee that our securities will continue to meet the standards for continued listing on the Nasdaq Stock Market,” in April we received two notifications from the Nasdaq Stock Market indicating that we were no longer in compliance with certain of Nasdaq’s continued listing standards and requesting that we provide Nasdaq with a written plan for regaining and sustaining compliance with all Nasdaq continued listing standards. On May 2, 2006, we submitted our written plan to Nasdaq. Between May 2, 2006 and May 17, 2006, we engaged in numerous teleconferences with representatives of Nasdaq regarding our plan. During the course of those conversations, our management team came to believe and reported to the board of directors that Nasdaq had reservations about our plan and that, in any event, our capital expansion would be jeopardized by continuing to be subject to the restrictive requirements imposed by Nasdaq on our ability to consummate certain transactions.
      Our board of directors met telephonically on May 16, 2006 and discussed whether it would be in the best interests of the company and its shareholders to voluntarily delist the company’s securities from Nasdaq. The board believed that as the company endeavored to implement its capital plan and acquisition/growth strategy, many of Nasdaq’s marketplace rules, in particular those requiring shareholder approval for certain transactions, erected overly burdensome barriers to our ability to quickly effect transactions the board believed to be in the best interests of the company and its shareholders. By way of example, under Nasdaq rules, we would be unable to use a significant portion of the proceeds from a private placement of our common stock to complete the proposed acquisition of In-House Pharmacies, Inc., without first obtaining shareholder approval, even though we obtained shareholder approval for the issuance of the shares. The board concluded that it could more quickly and efficiently execute our capital and growth plan were we not subject to the numerous restrictive Nasdaq rules. While gaining the needed flexibility to implement its plan, the board further concluded that the market for the company’s common stock and trust securities would experience only limited, if any, impact by being quoted on an over-the-counter service, such as the OTC Bulletin Board, as opposed to continued quotation on Nasdaq.
      Accordingly, at the direction of the board of directors, management advised Nasdaq on May 17, 2006 that the company intended to voluntarily delist the company’s common stock and Trust Securities from Nasdaq. As a result, as of May 23, 2006, our securities will no longer be listed on Nasdaq.
      It is our intention to reapply for listing of our common stock on a national stock exchange (Nasdaq, the New York Stock Exchange or the AMEX) after we complete our capital plan and further execute our growth strategy. We expect that we will make application to a national exchange when it is in the best interests of the company. In the meantime, prior to reapplying for listing, we believe that brokers trading in our securities will cause such securities to be quoted on an over-the-counter quotation service such as the OTC Bulletin Board or the Pink Sheets. No assurances can be provided however as to when, if ever, we will apply for relisting on a national exchange or that any broker will request the company’s securities to be quoted on an over-the-counter service.

The exchange agent for the exchange offer is:
Deutsche Bank National Trust Company

By Facsimile: DB Services Tennessee, Inc. Reorganization Unit Fax: (615) 835-3701 Attn: Karl Shepard (615) 835-3572	By Registered or Certified Mail: DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, Tennessee 37229-2737 Attn: Karl Shepard	By Overnight Mail or Courier: DB Services Tennessee, Inc. Trust and Securities Services Reorganization Unit 648 Grassmere Park Road Nashville, Tennessee 37211 Attn: Karl Shepard
For Confirmation by Telephone: (615) 835-3572
Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.
Questions, requests for assistance and requests for additional copies of this offer to exchange and related letter of transmittal may be directed to the information agent at its address or telephone number set forth below.

The information agent for the exchange offer is:
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

Standard Management Corporation
10689 Pennsylvania Street
Indianapolis, Indiana 46280
(317) 574-6200